English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Three Months Ended March 31, 2026 and 2025 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110421 台北市信義區松仁路100號20樓
Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110421, Taiwan
Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw
INDEPENDENT AUDITORS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
Introduction
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor
Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of March 31,
2026 and 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the
“consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34
“Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory
Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.
Scope of Review
We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of
the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2026 and 2025, its consolidated financial performance and its consolidated cash flows for the three months ended March 31, 2026 and
2025 in accordance with the Regulations Governing the Preparation of Financial Reports by
Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih
Tsung Wu and Yen Chun Chen.
Deloitte & Touche
Taipei, Taiwan
Republic of China
May 12, 2026
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.
The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.
For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-
language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In Thousands of New Taiwan Dollars)

	March 31, 2026		December 31, 2025		March 31, 2025
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$3,035,637,228	35	$2,767,856,402	35	$2,394,804,250	34
Financial assets at fair value through profit or loss (Note 7)	5,408	-	100,200	-	54,369	-
Financial assets at fair value through other comprehensive income (Note 8)	194,897,632	2	175,692,690	2	189,928,311	3
Financial assets at amortized cost (Note 9)	153,049,764	2	124,945,519	2	118,298,376	2
Hedging financial assets (Note 10)	11,578	-	-	-	-	-
Notes and accounts receivable, net (Note 11)	357,742,772	4	279,051,553	3	241,682,270	3
Receivables from related parties (Note 31)	5,262,358	-	2,739,500	-	2,267,052	-
Other receivables from related parties (Note 31)	1,684,818	-	268,115	-	252	-
Inventories (Note 12)	311,453,459	4	288,109,485	4	293,387,615	4
Other financial assets (Notes 28, 29 and 32)	69,393,965	1	59,702,922	1	59,537,615	1
Other current assets (Notes 28 and 29)	136,373,194	1	118,664,431	1	45,703,772	-

Total current assets	4,265,512,176	49	3,817,130,817	48	3,345,663,882	47

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	15,582,292	-	15,032,128	-	15,485,300	-
Financial assets at fair value through other comprehensive income (Note 8)	9,704,803	-	8,797,170	-	8,337,662	-
Financial assets at amortized cost (Note 9)	103,514,079	1	110,507,804	1	98,203,676	1
Investments accounted for using equity method (Note 13)	37,765,362	-	38,033,271	1	38,766,658	1
Property, plant and equipment (Notes 14 and 28)	3,954,679,396	46	3,691,840,916	47	3,400,806,154	48
Right-of-use assets (Note 15)	45,965,593	1	43,918,910	1	41,303,416	1
Intangible assets (Note 16)	24,728,596	-	24,952,615	-	25,450,343	-
Deferred income tax assets (Note 4)	65,327,650	1	62,940,253	1	66,666,777	1
Refundable deposits	4,356,387	-	4,242,553	-	5,583,601	-
Other noncurrent assets (Notes 28 and 29)	133,813,351	2	115,627,441	1	87,019,951	1

Total noncurrent assets	4,395,437,509	51	4,115,893,061	52	3,787,623,538	53

TOTAL	$8,660,949,685	100	$7,933,023,878	100	$7,133,287,420	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$3,076,876	-	$3,083,883	-	$2,069,289	-
Hedging financial liabilities (Note 10)	-	-	817	-	3,462	-
Accounts payable	98,055,133	1	82,551,595	1	75,637,284	1
Payables to related parties (Note 31)	1,800,925	-	1,778,730	-	1,216,344	-
Salary and bonus payable	61,526,478	1	63,872,882	1	40,951,448	-
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	137,670,588	1	103,355,278	1	92,607,250	1
Payables to contractors and equipment suppliers	243,926,716	3	177,730,306	2	199,087,045	3
Cash dividends payable (Note 19)	311,190,294	4	285,258,060	4	233,394,600	3
Income tax payable (Note 4)	318,839,088	4	202,337,872	2	217,332,999	3
Long-term liabilities - current portion (Notes 17, 18 and 29)	156,241,738	2	136,925,710	2	61,771,648	1
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	381,925,612	4	401,124,156	5	475,731,629	7

Total current liabilities	1,714,253,448	20	1,458,019,289	18	1,399,802,998	19

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	860,026,070	10	856,227,503	11	948,256,974	13
Long-term bank loans (Note 18)	40,991,672	1	39,834,496	1	38,726,925	1
Deferred income tax liabilities (Note 4)	3,881,756	-	3,888,795	-	3,968,524	-
Lease liabilities (Note 15)	33,509,235	-	31,594,992	-	29,121,821	-
Net defined benefit liability (Note 4)	5,940,382	-	6,012,286	-	5,378,586	-
Guarantee deposits	777,505	-	764,178	-	854,533	-
Others (Note 20)	69,180,696	1	75,887,056	1	105,552,602	2

Total noncurrent liabilities	1,014,307,316	12	1,014,209,306	13	1,131,859,965	16

Total liabilities	2,728,560,764	32	2,472,228,595	31	2,531,662,963	35

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,323,701	3	259,325,245	3	259,326,155	4
Capital surplus (Notes 19 and 26)	73,665,831	1	73,445,601	1	73,307,187	1
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	4	311,146,899	4	311,146,899	4
Appropriated as special capital reserve	16,199,411	-	87,284,496	1	-	-
Unappropriated earnings	5,193,142,174	60	4,705,070,165	59	3,851,130,370	54
	5,520,488,484	64	5,103,501,560	64	4,162,277,269	58
Others (Notes 19 and 26)	37,482,236	-	(16,676,412)	-	69,251,969	1

Equity attributable to shareholders of the parent	5,890,960,252	68	5,419,595,994	68	4,564,162,580	64

NON - CONTROLLING INTERESTS	41,428,669	-	41,199,289	1	37,461,877	1

Total equity	5,932,388,921	68	5,460,795,283	69	4,601,624,457	65

TOTAL	$8,660,949,685	100	$7,933,023,878	100	$7,133,287,420	100
The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2026		2025
	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$1,134,103,440	100	$839,253,664	100

COST OF REVENUE (Notes 12, 27, 31 and 34)	382,808,019	34	345,858,588	41

GROSS PROFIT	751,295,421	66	493,395,076	59

OPERATING EXPENSES (Notes 27 and 31)
Research and development	67,756,685	6	56,547,493	7
General and administrative	21,833,650	2	24,883,748	3
Marketing	4,415,322	-	3,754,815	-

Total operating expenses	94,005,657	8	85,186,056	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 27 and 34)	1,676,378	-	(1,128,212)	-

INCOME FROM OPERATIONS (Note 37)	658,966,142	58	407,080,808	49

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,684,904	-	1,368,307	-
Interest income (Note 21)	28,862,263	3	24,859,312	3
Other income	124,339	-	51,509	-
Foreign exchange gain, net (Note 35)	6,178,922	1	3,538,319	-
Finance costs (Note 22)	(2,716,862)	-	(2,677,274)	-
Other gains and losses, net (Note 23)	(5,300,021)	(1)	(3,325,569)	(1)

Total non-operating income and expenses	28,833,545	3	23,814,604	2

INCOME BEFORE INCOME TAX	687,799,687	61	430,895,412	51

INCOME TAX EXPENSE (Notes 4 and 24)	114,998,383	10	70,162,751	8

NET INCOME	572,801,304	51	360,732,661	43

OTHER COMPREHENSIVE INCOME (LOSS) (Note 19)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in equity instruments at fair value through other comprehensive income	2,551,451	-	(373,521)	-
Share of other comprehensive income (loss) of associates	88,414	-	(68,654)	-
	2,639,865	-	(442,175)	-
			(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2026		2025
	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$52,958,177	4	$30,220,692	4
Unrealized gain (loss) on investments in debt instruments at fair value through other comprehensive income	(1,854,480)	-	2,053,235	-
Loss on hedging instruments	(21,091)	-	(21,068)	-
Share of other comprehensive income of associates	273,180	-	86,244	-
	51,355,786	4	32,339,103	4

Other comprehensive income, net of income tax	53,995,651	4	31,896,928	4

TOTAL COMPREHENSIVE INCOME	$626,796,955	55	$392,629,589	47

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$572,479,752	50	$361,564,128	43
Non-controlling interests	321,552	1	(831,467)	-

	$572,801,304	51	$360,732,661	43

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$626,591,326	55	$391,813,092	47
Non-controlling interests	205,629	-	816,497	-

	$626,796,955	55	$392,629,589	47

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$22.08		$13.95
Diluted earnings per share	$22.08		$13.94

The accompanying notes are an integral part of the consolidated financial statements.			(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total	Total	Non-controlling Interests	Total Equity
	Shares			Legal Capital	Special Capital	Unappropriated
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total

BALANCE, JANUARY 1, 2025	25,932,733	$259,327,332	$73,260,765	$311,146,899	$-	$3,606,105,124	$3,917,252,023	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047	$4,288,545,167	$35,030,698	$4,323,575,865

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(116,697,300)	(116,697,300)	-	-	-	-	-	(116,697,300)	-	(116,697,300)
Total	-	-	-	-	-	(116,697,300)	(116,697,300)	-	-	-	-	-	(116,697,300)	-	(116,697,300)

Net income	-	-	-	-	-	361,564,128	361,564,128	-	-	-	-	-	361,564,128	(831,467)	360,732,661

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(35)	(35)	28,659,020	1,596,114	(6,135)	-	30,248,999	30,248,964	1,647,964	31,896,928

Total comprehensive income (loss)	-	-	-	-	-	361,564,093	361,564,093	28,659,020	1,596,114	(6,135)	-	30,248,999	391,813,092	816,497	392,629,589

Employee restricted shares retired	(118)	(1,177)	1,177	-	-	2,459	2,459	-	-	-	-	-	2,459	-	2,459

Share-based payment arrangements	-	-	-	-	-	-	-	-	-	-	452,782	452,782	452,782	-	452,782

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	155,994	155,994	-	(155,994)	-	-	(155,994)	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	1,135	-	1,135	1,135	-	1,135

Adjustments to share of changes in equities of associates	-	-	57,046	-	-	-	-	-	-	-	-	-	57,046	-	57,046

From share of changes in equities of subsidiaries	-	-	(11,801)	-	-	-	-	-	-	-	-	-	(11,801)	4,837	(6,964)

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	1,609,845	1,609,845

BALANCE, MARCH 31, 2025	25,932,615	$259,326,155	$73,307,187	$311,146,899	$-	$3,851,130,370	$4,162,277,269	$68,922,015	$279,944	$1,305,307	$(1,255,297)	$69,251,969	$4,564,162,580	$37,461,877	$4,601,624,457

BALANCE, JANUARY 1, 2026	25,932,524	$259,325,245	$73,445,601	$311,146,899	$87,284,496	$4,705,070,165	$5,103,501,560	$(21,019,144)	$3,591,483	$1,228,250	$(477,001)	$(16,676,412)	$5,419,595,994	$41,199,289	$5,460,795,283
Appropriations of earnings
Special capital reserve	-	-	-	-	(71,085,085)	71,085,085	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(155,595,147)	(155,595,147)	-	-	-	-	-	(155,595,147)	-	(155,595,147)
Total	-	-	-	-	(71,085,085)	(84,510,062)	(155,595,147)	-	-	-	-	-	(155,595,147)	-	(155,595,147)

Net income	-	-	-	-	-	572,479,752	572,479,752	-	-	-	-	-	572,479,752	321,552	572,801,304

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	53,348,140	762,077	1,357	-	54,111,574	54,111,574	(115,923)	53,995,651

Total comprehensive income (loss)	-	-	-	-	-	572,479,752	572,479,752	53,348,140	762,077	1,357	-	54,111,574	626,591,326	205,629	626,796,955

Employee restricted shares retired	(154)	(1,544)	1,544	-	-	5,334	5,334	-	-	-	-	-	5,334	-	5,334

Share-based payment arrangements	-	-	(62,128)	-	-	-	-	-	-	-	146,545	146,545	84,417	-	84,417

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	96,985	96,985	-	(97,542)	-	-	(97,542)	(557)	557	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(1,929)	-	(1,929)	(1,929)	-	(1,929)

Adjustments to share of changes in equities of associates	-	-	280,814	-	-	-	-	-	-	-	-	-	280,814	-	280,814

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	23,194	23,194

BALANCE, MARCH 31, 2026	25,932,370	$259,323,701	$73,665,831	$311,146,899	$16,199,411	$5,193,142,174	$5,520,488,484	$32,328,996	$4,256,018	$1,227,678	$(330,456)	$37,482,236	$5,890,960,252	$41,428,669	$5,932,388,921
The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$687,799,687	$430,895,412
Adjustments for:
Depreciation expense	163,312,605	173,004,927
Amortization expense	2,137,832	2,134,152
Expected credit losses recognized (reversal) on investments in debt instruments	17,283	(8,360)
Finance costs	2,716,862	2,677,274
Share of profits of associates	(1,684,904)	(1,368,307)
Interest income	(28,862,263)	(24,859,312)
Share-based compensation	113,979	455,241
Loss (gain) on disposal or retirement of property, plant and equipment, net	(605,807)	781,375
Impairment loss on property, plant and equipment	-	1,297,218
Gain on financial instruments at fair value through profit or loss, net	(50,482)	(21,700)
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	25,414	50,240
Loss from disposal of subsidiary	-	167,986
Loss (gain) on foreign exchange, net	(3,465,430)	3,884,055
Dividend income	(124,339)	(51,509)
Others	(43,517)	247,618
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	5,165,216	1,763,120
Notes and accounts receivable, net	(78,691,219)	29,000,965
Receivables from related parties	(2,522,858)	(862,579)
Other receivables from related parties	(483,880)	(1)
Inventories	(23,343,974)	(5,518,805)
Other financial assets	213,958	(14,480,808)
Other current assets	(20,099,311)	(1,692,072)
Other noncurrent assets	(16,723,337)	(2,483,523)
Accounts payable	15,503,538	2,836,726
Payables to related parties	22,195	(209,657)
Salary and bonus payable	(2,346,404)	(6,500,061)
Accrued profit sharing bonus to employees and compensation to directors	34,315,310	21,736,100
Accrued expenses and other current liabilities	(33,017,188)	14,097,144
Other noncurrent liabilities	1,270,340	2,340,161
Net defined benefit liability	(71,904)	(2,202,071)
Cash generated from operations	700,477,402	627,110,949
Income taxes paid	(1,501,137)	(1,537,277)

Net cash generated by operating activities	698,976,265	625,573,672
		(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2026	2025

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(199,549)	$(60,235)
Financial assets at fair value through other comprehensive income	(39,021,167)	(23,341,809)
Financial assets at amortized cost	(52,400,523)	(47,339,382)
Property, plant and equipment	(350,762,799)	(330,826,730)
Intangible assets	(933,027)	(2,285,615)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	22,786,201	29,048,286
Financial assets at amortized cost	38,519,146	24,877,973
Property, plant and equipment	1,812,754	127,764
Derecognition of derivative financial instruments	(5,077,020)	-
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	185,918	1,112
Derecognition of hedging financial instruments	(178)	(29,621)
Interest received	26,745,717	24,418,735
Proceeds from government grants - property, plant and equipment	505,000	35,149,257
Other dividends received	124,339	94,878
Dividends received from investments accounted for using equity method	916,967	-
Increase in prepayments for leases	(10,202)	(11,212)
Refundable deposits paid	(104,983)	(47,164)
Refundable deposits refunded	59,650	31,337

Net cash used in investing activities	(356,853,756)	(290,192,426)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in hedging financial liabilities - bank loans	(182,380)	-
Proceeds from issuance of bonds	17,200,000	19,200,000
Repayment of bonds	(4,800,000)	(3,000,000)
Proceeds from long-term bank loans	2,020,000	5,395,000
Repayment of long-term bank loans	(389,722)	(719,167)
Payments for transaction costs attributable to the issuance of bonds	(17,574)	(20,246)
Repayment of the principal portion of lease liabilities	(1,328,422)	(891,185)
Interest paid	(2,747,192)	(2,516,219)
Guarantee deposits received	4,244	1,000
Guarantee deposits refunded	(5,618)	(3,099)
Cash dividends	(129,662,913)	(103,721,521)
Increase (decrease) in non-controlling interests	(1,035)	1,609,845

Net cash used in financing activities	(119,910,612)	(84,665,592)
		(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2026	2025

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$45,568,929	$16,461,553

NET INCREASE IN CASH AND CASH EQUIVALENTS	267,780,826	267,177,207

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,767,856,402	2,127,627,043

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,035,637,228	$2,394,804,250

The accompanying notes are an integral part of the consolidated financial statements.		(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1. GENERAL
Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.)
corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8,
1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of
American Depositary Shares (ADSs).
The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science
Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.
2. THE AUTHORIZATION OF FINANCIAL STATEMENTS
The accompanying consolidated financial statements were approved and authorized for issuance by the
Board of Directors on May 12, 2026.
3. APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING
STANDARDS
a.Initial application of the amendments to the International Financial Reporting Standards (IFRS),
International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC)
(collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial
Supervisory Commission (FSC)
The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).
b.The IFRS Accounting Standards issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note)
Note : On September 25, 2025, the FSC announced that IFRS 18 will take effect starting from January
1, 2028. Domestic entities could elect to apply IFRS 18 for an earlier period after the endorsement of IFRS 18 by the FSC.

IFRS 18 “Presentation and Disclosure in Financial Statements” and consequential amendments
IFRS 18 will supersede IAS 1“ Presentation of Financial Statements”. The main changes comprise:
•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.
•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.
•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.
In addition, a consequential amendment has been made to IAS 7 “Statement of Cash Flows”, requiring the Company to use operating profit or loss as the starting point when presenting cash flows from operating activities under the indirect method.
Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.
4. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31,
2025.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Statement of Compliance
The accompanying consolidated financial statements have been prepared in conformity with the
Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim
Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).
Basis of Consolidation
The basis of preparation and the basis for the consolidated financial statements
The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2025.

The subsidiaries in the consolidated financial statements
The detail information of the subsidiaries at the end of reporting period was as follows:

Name of Investor	Name of Investee	Main Businesses and Products	Establishment	Percentage of Ownership
			and Operating Location	March 31, 2026	December 31, 2025	March 31, 2025	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	67%	67%	67%	-
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	-
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	73%	73%	73%	-
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	70%	70%	-
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
Note a:This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.
Note b: This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.
Retirement Benefits
Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.
Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5. MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND
UNCERTAINTY
The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025.
6. CASH AND CASH EQUIVALENTS

	March 31, 2026	December 31, 2025	March 31, 2025

Cash and deposits in banks	$3,030,871,905	$2,761,829,868	$2,373,616,720
Money market funds	2,769,832	2,056,733	17,984,089
Repurchase agreements	1,231,258	1,342,659	2,107,626
Government bonds/Agency bonds	764,233	2,627,142	-
Commercial paper	-	-	1,095,815

	$3,035,637,228	$2,767,856,402	$2,394,804,250
Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.
7. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2026	December 31, 2025	March 31, 2025

Financial assets

Convertible preferred stocks	$13,877,152	$13,608,819	$14,370,972
Mutual funds	1,576,884	1,297,533	981,508
Simple agreement for future equity	128,256	125,776	132,820
Forward exchange contracts	5,408	100,200	54,369

	$15,587,700	$15,132,328	$15,539,669

Current	$5,408	$100,200	$54,369
Noncurrent	15,582,292	15,032,128	15,485,300

	$15,587,700	$15,132,328	$15,539,669

Financial liabilities

Forward exchange contracts	$3,076,876	$3,083,883	$2,069,289
The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting.
Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

March 31, 2026

Sell US$	April 2026 to June 2026	US$6,822,000

December 31, 2025

Sell US$	January 2026 to March 2026	US$9,234,000
Sell JPY	January 2026	JPY6,095,977

March 31, 2025

Sell US$	April 2025 to June 2025	US$6,977,081
Sell JPY	April 2025	JPY54,982,913
8. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	March 31, 2026	December 31, 2025	March 31, 2025

Investments in debt instruments at FVTOCI
Corporate bonds	$102,384,998	$88,636,098	$98,352,454
Agency mortgage-backed securities	50,999,655	49,150,771	51,252,453
Government bonds/Agency bonds	27,966,498	25,437,560	25,701,271
Asset-backed securities	7,874,285	8,512,188	10,622,969
	189,225,436	171,736,617	185,929,147
Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	9,704,803	8,797,170	8,337,662
Publicly traded stocks	5,672,196	3,956,073	3,999,164
	15,376,999	12,753,243	12,336,826

	$204,602,435	$184,489,860	$198,265,973

Current	$194,897,632	$175,692,690	$189,928,311
Noncurrent	9,704,803	8,797,170	8,337,662

	$204,602,435	$184,489,860	$198,265,973
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as financial assets at FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.
For the three months ended March 31, 2026 and 2025, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$246,801 thousand and NT$284,890 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of
NT$96,985 thousand and NT$155,994 thousand were transferred to increase retained earnings, respectively.

As of March 31, 2026 and 2025, the cumulative loss allowance for expected credit loss of NT$49,253 thousand and NT$52,383 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.
9. FINANCIAL ASSETS AT AMORTIZED COST

	March 31, 2026	December 31, 2025	March 31, 2025

Corporate bonds	$252,414,240	$231,374,019	$200,156,770
Government bonds/Agency bonds	4,299,402	4,213,491	4,440,747
Commercial paper	-	-	12,034,516
Less: Allowance for impairment loss	(149,799)	(134,187)	(129,981)

	$256,563,843	$235,453,323	$216,502,052

Current	$153,049,764	$124,945,519	$118,298,376
Noncurrent	103,514,079	110,507,804	98,203,676

	$256,563,843	$235,453,323	$216,502,052
Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.
10. HEDGING FINANCIAL INSTRUMENTS

	March 31, 2026	December 31, 2025	March 31, 2025

Financial assets - current

Fair value hedges
Interest rate futures contracts	$11,578	$-	$-

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$817	$3,462
Fair value hedge
The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.
On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.
The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period.
Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.
March 31, 2026

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$33,900	June 2026

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$2,184,474	$ (11,578)
December 31, 2025

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$23,700	March 2026

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$711,878	$ 817
March 31, 2025

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$14,800	June 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$1,596,110	$ 3,462
The effect for the three months ended March 31, 2026 and 2025 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
Hedging Instruments/Hedged Items	2026	2025

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$12,049	$(44,044)
Hedged Items
Financial assets at FVTOCI	(12,049)	44,044

	$-	$-

Hedges of net investments in foreign operations
TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.
The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.
The effect for the three months ended March 31, 2026 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Three Months Ended March 31
Hedging Instruments/Hedged Items	2026

Hedging Instruments
Bank loans	$(182,380)

Hedged Items
Net investments in foreign operations	$182,380
11. NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2026	December 31, 2025	March 31, 2025

At amortized cost
Notes and accounts receivable	$350,247,669	$271,835,077	$234,443,474
Less: Loss allowance	(576,710)	(478,617)	(415,051)
	349,670,959	271,356,460	234,028,423
At FVTOCI	8,071,813	7,695,093	7,653,847

	$357,742,772	$279,051,553	$241,682,270
The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-
impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	March 31, 2026	December 31, 2025	March 31, 2025

Not past due	$340,247,189	$263,766,991	$231,331,692
Past due
Past due within 30 days	18,072,040	15,762,377	10,751,604
Past due over 31 days	253	802	14,025
Less: Loss allowance	(576,710)	(478,617)	(415,051)

	$357,742,772	$279,051,553	$241,682,270
All of the Company’s accounts receivable classified as at FVTOCI were not past due.
Movements of the loss allowance for accounts receivable

	Three Months Ended March 31
	2026	2025

Balance, beginning of period	$478,617	$453,009
Provision (Reversal)	98,080	(37,966)
Effect of exchange rate changes	13	8

Balance, end of period	$576,710	$415,051
For the three months ended March 31, 2026 and 2025, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable across different risk levels.
12. INVENTORIES

	March 31, 2026	December 31, 2025	March 31, 2025

Finished goods	$31,888,061	$29,412,948	$34,263,618
Work in process	212,974,385	188,014,421	187,068,666
Raw materials	42,034,026	45,863,351	46,880,887
Supplies and spare parts	24,556,987	24,818,765	25,174,444

	$311,453,459	$288,109,485	$293,387,615
Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 34.

	Three Months Ended March 31
	2026	2025

Net inventory losses	$2,634,802	$2,526,465

13. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

Name of Associate	Principal Activities	Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
		Incorporation and Operation	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	December 31, 2025	March 31, 2025

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$19,193,955	$18,166,267	$19,031,412	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	11,136,415	12,419,167	11,768,652	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	4,645,631	4,495,255	4,361,292	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,789,361	2,952,582	3,605,302	35%	35%	35%

			$37,765,362	$38,033,271	$38,766,658
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated base on the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2026	December 31, 2025	March 31, 2025

GUC	$101,079,214	$99,211,700	$49,022,252
VIS	$58,778,281	$46,667,928	$47,174,638
Xintec	$17,081,775	$15,468,187	$15,857,674
14. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2026	December 31, 2025	March 31, 2025

Assets used by the Company	$3,953,500,782	$3,690,642,070	$3,400,609,937
Assets subject to operating leases	1,178,614	1,198,846	196,217

	$3,954,679,396	$3,691,840,916	$3,400,806,154

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
Cost
Balance at January 1, 2026	$13,445,772	$1,191,861,820	$6,236,677,716	$124,264,120	$1,518,996,210	$9,085,245,638
Additions	-	53,964,734	136,525,233	5,552,185	219,282,429	415,324,581
Disposals or retirements	-	(100,198)	(61,165,702)	(825,767)	-	(62,091,667)
Effect of exchange rate changes	48,120	5,064,046	10,971,420	336,013	3,696,069	20,115,668
Balance at March 31, 2026	$13,493,892	$1,250,790,402	$6,323,008,667	$129,326,551	$1,741,974,708	$9,458,594,220

Accumulated depreciation and impairment
Balance at January 1, 2026	$603,856	$511,294,326	$4,799,921,522	$82,783,864	$-	$5,394,603,568
Additions	4,991	19,657,576	138,786,079	3,611,038	-	162,059,684
Disposals or retirements	-	(97,307)	(59,592,194)	(825,741)	-	(60,515,242)
Effect of exchange rate changes	11,981	1,293,992	7,465,876	173,579	-	8,945,428
Balance at March 31, 2026	$620,828	$532,148,587	$4,886,581,283	$85,742,740	$-	$5,505,093,438

Carrying amounts at January 1, 2026	$12,841,916	$680,567,494	$1,436,756,194	$41,480,256	$1,518,996,210	$3,690,642,070
Carrying amounts at March 31, 2026	$12,873,064	$718,641,815	$1,436,427,384	$43,583,811	$1,741,974,708	$3,953,500,782
						(Continued)
Cost
Balance at January 1, 2025	$13,054,161	$959,133,864	$5,852,202,689	$105,434,750	$1,080,284,237	$8,010,109,701
Additions (deductions)	45,793	236,932,128	249,090,469	10,529,881	(173,113,992)	323,484,279
Disposals or retirements	-	(26,520)	(8,360,693)	(618,534)	-	(9,005,747)
Effect of exchange rate changes	382,170	7,763,994	7,526,228	421,100	5,568,357	21,661,849
Balance at March 31, 2025	$13,482,124	$1,203,803,466	$6,100,458,693	$115,767,197	$912,738,602	$8,346,250,082

Accumulated depreciation and impairment
Balance at January 1, 2025	$608,531	$440,369,241	$4,262,882,850	$70,679,950	$790,740	$4,775,331,312
Additions	5,017	14,980,174	153,758,437	3,282,424	-	172,026,052
Disposals or retirements	-	(23,144)	(7,454,933)	(618,211)	-	(8,096,288)
Impairment losses	-	-	1,297,218	-	-	1,297,218
Effect of exchange rate changes	8,165	692,224	4,270,774	110,688	-	5,081,851
Balance at March 31, 2025	$621,713	$456,018,495	$4,414,754,346	$73,454,851	$790,740	$4,945,640,145

Carrying amounts at January 1, 2025	$12,445,630	$518,764,623	$1,589,319,839	$34,754,800	$1,079,493,497	$3,234,778,389
Carrying amounts at March 31, 2025	$12,860,411	$747,784,971	$1,685,704,347	$42,312,346	$911,947,862	$3,400,609,937
The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.
In the first quarter of 2025, the Company recognized impairment losses due to partial machinery and equipment damage caused by earthquakes, which rendered them unusable. Please refer to the related earthquake losses in Note 34.
The Company assesses impairment and recognizes impairment losses or reversal gains based on the asset's usage status and expected usage plan. These are recorded under other operating income and expenses.
Information about capitalized interest is set out in Note 22.

15. LEASE ARRANGEMENTS
a.Right-of-use assets

	March 31, 2026	December 31, 2025	March 31, 2025

Carrying amounts

Land	$41,297,926	$39,873,344	$38,057,144
Buildings	4,630,684	4,005,321	3,204,286
Office equipment	36,983	40,245	41,986

	$45,965,593	$43,918,910	$41,303,416

	Three Months Ended March 31
	2026	2025

Additions to right-of-use assets	$3,470,239	$2,190,130

Depreciation of right-of-use assets
Land	$839,273	$690,350
Buildings	387,723	277,637
Office equipment	5,693	5,424

	$1,232,689	$973,411
b.Lease liabilities

	March 31, 2026	December 31, 2025	March 31, 2025

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$3,601,073	$3,833,015	$3,147,525
Noncurrent portion	33,509,235	31,594,992	29,121,821

	$37,110,308	$35,428,007	$32,269,346
Ranges of discount rates for lease liabilities are as follows:

	March 31, 2026	December 31, 2025	March 31, 2025

Land	0.39%~3.50%	0.39%~3.50%	0.39%~3.30%
Buildings	0.40%~6.52%	0.40%~6.52%	0.40%~6.52%
Office equipment	0.54%~7.13%	0.28%~6.46%	0.28%~6.46%
c.Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to
36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.Other lease information

	Three Months Ended March 31
	2026	2025

Total cash outflow for leases	$1,490,249	$1,088,662
16. INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2026	$5,891,082	$29,702,421	$58,451,384	$13,337,085	$107,381,972
Additions	-	140,294	1,615,616	116,521	1,872,431
Disposals or retirements	-	-	(412,324)	(51,892)	(464,216)
Effect of exchange rate changes	84,188	163	28,717	3,403	116,471

Balance at March 31, 2026	$5,975,270	$29,842,878	$59,683,393	$13,405,117	$108,906,658

Accumulated amortization and impairment

Balance at January 1, 2026	$-	$24,513,166	$45,879,452	$12,036,739	$82,429,357
Additions	-	348,496	1,682,759	106,577	2,137,832
Disposals or retirements	-	-	(412,324)	-	(412,324)
Effect of exchange rate changes	-	164	20,890	2,143	23,197

Balance at March 31, 2026	$-	$24,861,826	$47,170,777	$12,145,459	$84,178,062

Carrying amounts at January 1, 2026	$5,891,082	$5,189,255	$12,571,932	$1,300,346	$24,952,615
Carrying amounts at March 31, 2026	$5,975,270	$4,981,052	$12,512,616	$1,259,658	$24,728,596

Cost

Balance at January 1, 2025	$6,070,864	$28,566,518	$53,279,044	$13,133,519	$101,049,945
Additions	-	17,298	1,111,089	96,214	1,224,601
Disposals or retirements	-	(82,471)	(94,300)	(41,460)	(218,231)
Effect of exchange rate changes	59,339	722	70,283	3,411	133,755

Balance at March 31, 2025	$6,130,203	$28,502,067	$54,366,116	$13,191,684	$102,190,070

Accumulated amortization and impairment

Balance at January 1, 2025	$-	$23,186,748	$40,100,685	$11,479,992	$74,767,425
Additions	-	378,751	1,512,273	243,128	2,134,152
Disposals or retirements	-	(82,471)	(94,300)	-	(176,771)
Effect of exchange rate changes	-	722	12,999	1,200	14,921

Balance at March 31, 2025	$-	$23,483,750	$41,531,657	$11,724,320	$76,739,727

Carrying amounts at January 1, 2025	$6,070,864	$5,379,770	$13,178,359	$1,653,527	$26,282,520
Carrying amounts at March 31, 2025	$6,130,203	$5,018,317	$12,834,459	$1,467,364	$25,450,343
The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.5% in its test of impairment as of December 31, 2025 to reflect the relevant specific risk in the cash-generating unit.

(Continued)

17. BONDS PAYABLE

	March 31, 2026	December 31, 2025	March 31, 2025

Domestic unsecured bonds	$552,028,000	$538,388,000	$495,610,000
Overseas unsecured bonds	464,928,000	455,938,000	514,677,500
Less: Discounts on bonds payable	(2,253,609)	(2,292,509)	(2,639,433)
Less: Current portion	(154,676,321)	(135,805,988)	(59,391,093)

	$860,026,070	$856,227,503	$948,256,974
The Company issued domestic unsecured bonds for the three months ended March 31, 2026. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

115-1	A	March 2026 to March 2031	$12,600,000	1.72%	Bullet repayment; interest payable annually
	B	March 2026 to March 2036	4,600,000	1.78%	The same as above
The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Issue Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027	750,000	1.00%	The same as above
September 2020 to September 2030	1,250,000	1.375%	The same as above
April 2021 to April 2026	1,100,000	1.25%	The same as above
April 2021 to April 2028	900,000	1.75%	The same as above
April 2021 to April 2031	1,500,000	2.25%	The same as above

(Concluded)

Issuance Period	Total Issue Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

October 2021 to October 2026	US$1,250,000	1.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
October 2021 to October 2031	1,250,000	2.50%	The same as above
October 2021 to October 2041	1,000,000	3.125%	The same as above
October 2021 to October 2051	1,000,000	3.25%	The same as above
April 2022 to April 2027	1,000,000	3.875%	The same as above
April 2022 to April 2029	500,000	4.125%	The same as above
April 2022 to April 2032	1,000,000	4.25%	The same as above
April 2022 to April 2052	1,000,000	4.50%	The same as above
July 2022 to July 2027	400,000	4.375%	The same as above
July 2022 to July 2032	600,000	4.625%	The same as above
18. LONG-TERM BANK LOANS

	March 31, 2026	December 31, 2025	March 31, 2025

NT$ unsecured loans	$1,311,111	$1,700,833	$3,691,666
JPY unsecured loans	41,246,000	39,253,500	37,416,600
Less: Discounts on government grants	(22)	(115)	(786)
Less: Current portion	(1,565,417)	(1,119,722)	(2,380,555)

	$40,991,672	$39,834,496	$38,726,925

Loan content
Annual interest rate	1.03%~1.78%	0.79%~1.78%	0.13%~1.78%
Maturity date	Due by December 2030	Due by December 2030	Due by December 2030

The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.
The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the loan not to fall below a specific amount; its debt-to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.
19. EQUITY
a.Capital stock

	March 31, 2026	December 31, 2025	March 31, 2025

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,524	25,932,524	25,932,733
Shares awaiting retirement (in thousands)	(154)	-	(118)

Capital stock (in thousands)	25,932,370	25,932,524	25,932,615
Issued capital	$259,325,245	$259,325,245	$259,327,332
Share capital awaiting retirement	(1,544)	-	(1,177)

Capital stock	$259,323,701	$259,325,245	$259,326,155
The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.
The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.
During the first quarter of 2026, TSMC reclaimed 154 thousand employee restricted shares which were unvested (classified under share capital awaiting retirement). On May 12, 2026, TSMC’s Board of
Directors resolved to cancel the aforementioned shares.
During the third quarter of 2025 and the first quarter of 2025, TSMC reclaimed 91 thousand and 118 thousand employee restricted shares, respectively, that were unvested. On November 11, 2025 and May
13, 2025, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently,
TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.
As of March 31, 2026, TSMC’s total issued and outstanding ADSs were 1,062,690 thousand units, representing 5,313,451 thousand common shares.

b.Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	March 31, 2026	December 31, 2025	March 31, 2025

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$26,726,501	$26,343,550	$25,586,161
From merger	22,800,434	22,800,434	22,800,434
From convertible bonds	8,891,257	8,891,257	8,891,257
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,411,566	8,411,566
Donations - donated by shareholders	11,280	11,280	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,093,999	4,093,999	4,097,157
From share of changes in equities of associates	1,646,064	1,365,250	1,229,442
Donations - unclaimed dividend	105,684	105,684	78,976

May not be used for any purpose

Employee restricted shares	979,046	1,422,581	2,200,919

	$73,665,831	$73,445,601	$73,307,187
If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.
c.Retained earnings and dividend policy
TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by
TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals
TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.
Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of 2026, 2025 and 2024 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2026	of 2026	of 2026	of 2026
Board of Directors in its	February 10,	November 11,	August 12,	May 12,
meeting	2026	2025	2025	2026

Special capital reserve	$-	$-	$-	$(16,199,411)
Cash dividends to shareholders	$-	$-	$-	$181,526,591
Cash dividends per share (NT$)				$7.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2025	of 2025	of 2025	of 2025
Board of Directors in its	February 10,	November 11,	August 12,	May 13,
meeting	2026	2025	2025	2025

Special capital reserve	$(71,085,085)	$(94,270,352)	$181,554,848	$-
Cash dividends to shareholders	$155,595,147	$155,595,147	$129,662,913	$129,663,078
Cash dividends per share (NT$)	$6.00	$6.00	$5.00	$5.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024	of 2024
Board of Directors in its	February 12,	November 12,	August 13,	May 10,
meeting	2025	2024	2024	2024

Special capital reserve	$-	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.50	$4.00	$4.00
The special capital reserve for 2025 is to be presented for approval in TSMC’s shareholders’ meeting to be held on June 4, 2026 (expected).
The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.Others
Changes in others were as follows:

	Three Months Ended March 31, 2026
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(21,019,144)	$3,591,483	$1,228,250	$(477,001)	$(16,676,412)
Exchange differences arising on translation of foreign operations	53,257,340	-	-	-	53,257,340
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	(182,380)	-	-	-	(182,380)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	2,550,591	-	-	2,550,591
Debt instruments	-	(1,884,401)	-	-	(1,884,401)
Disposal of investments in equity instruments at FVTOCI	-	(97,542)	-	-	(97,542)
Cumulative unrealized gain (loss) of debt instruments at FVTOCI transferred to profit or loss due to disposal	-	25,414	-	-	25,414
Loss allowance adjustments from debt instruments at FVTOCI	-	4,507	-	-	4,507
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(21,091)	-	(21,091)
Transferred to initial carrying amount of hedged items	-	-	(1,929)	-	(1,929)
Share-based payment expenses recognized	-	-	-	146,545	146,545
Share of other comprehensive income (loss) of associates	273,180	65,966	22,448	-	361,594

Balance, end of period	$32,328,996	$4,256,018	$1,227,678	$(330,456)	$37,482,236

	Three Months Ended March 31, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047
Exchange differences arising on translation of foreign operations	28,572,776	-	-	-	28,572,776
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(373,569)	-	-	(373,569)
Debt instruments	-	2,014,432	-	-	2,014,432
Disposal of investments in equity instruments at FVTOCI	-	(155,994)	-	-	(155,994)
Cumulative unrealized gain (loss) of debt instruments at FVTOCI transferred to profit or loss due to disposal	-	50,240	-	-	50,240
Loss allowance adjustments from debt instruments at FVTOCI	-	(11,437)	-	-	(11,437)
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(21,068)	-	(21,068)
Transferred to initial carrying amount of hedged items	-	-	1,135	-	1,135
Share-based payment expenses recognized	-	-	-	452,782	452,782
Share of other comprehensive income (loss) of associates	86,244	(83,552)	14,933	-	17,625

Balance, end of period	$68,922,015	$279,944	$1,305,307	$(1,255,297)	$69,251,969

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.
20. NET REVENUE
a.Disaggregation of revenue from contracts with customers

	Three Months Ended March 31
Product	2026	2025

Wafer	$968,112,334	$714,028,927
Others	165,991,106	125,224,737

	$1,134,103,440	$839,253,664

	Three Months Ended March 31
Geography	2026	2025

Taiwan	$85,396,949	$66,493,510
United States	847,738,269	632,438,786
China	85,841,877	62,222,351
Japan	41,705,982	35,757,682
Europe, the Middle East and Africa	46,694,158	25,526,977
Others	26,726,205	16,814,358

	$1,134,103,440	$839,253,664
The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended March 31
Platform	2026	2025

High Performance Computing	$694,743,789	$493,223,146
Smartphone	294,121,844	233,611,388
Internet of Things	61,590,503	38,723,190
Automotive	46,587,613	43,028,245
Digital Consumer Electronics	12,043,031	11,552,466
Others	25,016,660	19,115,229

	$1,134,103,440	$839,253,664

	Three Months Ended March 31
Resolution	2026	2025

3-nanometer	$245,950,127	$160,180,187
5-nanometer	351,196,799	254,408,255
7-nanometer	128,849,905	108,196,547
16-nanometer	64,335,880	47,336,847
20-nanometer	1,223,971	1,182,574
28-nanometer	69,438,615	52,743,689
40/45-nanometer	24,315,393	20,331,363
65-nanometer	38,262,100	26,550,958
90-nanometer	5,560,407	5,137,987
0.11/0.13 micron	11,384,828	12,269,773
0.15/0.18 micron	23,031,617	21,220,625
0.25 micron and above	4,562,692	4,470,122

Wafer revenue	$968,112,334	$714,028,927
b.Contract balances

	March 31, 2026	December 31, 2025	March 31, 2025	January 1, 2025

Contract liabilities (classified under accrued expenses and other current liabilities)	$50,425,399	$49,954,384	$102,047,887	$89,435,361
The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to
NT$11,706,743 thousand and NT$43,655,565 thousand for the three months ended March 31, 2026 and
2025, respectively.
c.Temporary receipts from customers

	March 31, 2026	December 31, 2025	March 31, 2025

Current portion (classified under accrued expenses and other current liabilities)	$117,675,257	$146,559,275	$166,477,077
Noncurrent portion (classified under other noncurrent liabilities)	32,006,610	43,298,936	86,982,769

	$149,681,867	$189,858,211	$253,459,846
The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21. INTEREST INCOME

	Three Months Ended March 31
	2026	2025

Interest income
Cash and cash equivalents	$23,181,607	$20,259,748
Financial assets at amortized cost	2,812,143	2,646,901
Financial assets at FVTOCI	1,991,819	1,952,663
Government grants receivable	876,694	-

	$28,862,263	$24,859,312
22.  FINANCE COSTS

	Three Months Ended March 31
	2026	2025

Interest expense
Corporate bonds	$5,090,758	$4,950,966
Others	287,572	191,255
Less: Capitalized interest under property, plant and equipment	(2,661,468)	(2,464,947)

	$2,716,862	$2,677,274
Information about capitalized interest is as follows:

	Three Months Ended March 31
	2026	2025

Capitalization rate	1.44%-3.34%	1.32%-3.34%
23. OTHER GAINS AND LOSSES, NET

	Three Months Ended March 31
	2026	2025

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(25,414)	$(50,240)
Loss on disposal of subsidiaries	-	(167,986)
Loss on financial instruments at FVTPL, net	(5,114,734)	(3,091,058)
Reversal of (provision for) expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(4,507)	11,437
Financial assets at amortized cost	(12,776)	(3,077)
Other losses, net	(142,590)	(24,645)

	$(5,300,021)	$(3,325,569)

24. INCOME TAX
a.Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Three Months Ended March 31
	2026	2025

Current income tax expense
Current tax expense recognized in the current period	$117,155,553	$70,266,030
Income tax adjustments on prior years	34,656	279,640
Other income tax adjustments	90,941	96,538
	117,281,150	70,642,208
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	1,538,416	1,270,276
Operating loss carryforward	(3,821,183)	(1,749,733)
	(2,282,767)	(479,457)

Income tax expense recognized in profit or loss	$114,998,383	$70,162,751
b.Income tax examination
The tax authorities have examined income tax returns of TSMC through 2023. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
25. EARNINGS PER SHARE

	Three Months Ended March 31
	2026	2025

Basic EPS	$22.08	$13.95
Diluted EPS	$22.08	$13.94
EPS is computed as follows:

	Three Months Ended March 31
	2026	2025

Basic EPS
Net income available to common shareholders of the parent	$572,479,752	$361,564,128
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,767	25,926,789
Basic EPS (in dollars)	$22.08	$13.95

Diluted EPS
Net income available to common shareholders of the parent	$572,479,752	$361,564,128
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,767	25,926,789
Effects of all dilutive potential common shares (in thousands)	1,518	2,010

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,931,285	25,928,799
Diluted EPS (in dollars)	$22.08	$13.94

26. SHARE-BASED PAYMENT ARRANGEMENTS
a.Equity-settled share-based payment- RSAs
The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023
Issuance of stocks (in thousands)	2,353	2,960	2,110
Available for issuance (in thousands)	1,832	-	-
Eligible employees	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023
Vesting conditions of the aforementioned arrangement are as follow:
1)The RSAs granted to eligible employees can only be vested if
•the employee remains employed by the Company on the last date of each vesting period;
•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and
•certain employee performance metrics and TSMC’s business performance metrics are met.
2)The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-
year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.
3)For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on
TSMC’s relative Total Shareholder Return (“TSR”, including capital gains and dividends)
achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development
Committee’s evaluation of TSMC’s Environmental, Social, and Governance (“ESG”)
achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%
4)Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:
•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.
•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf.
Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	1,160	1,480	527
Vested shares	-	(696)	(495)
Shares awaiting retirement	(41)	(81)	(32)

Balance, end of period	1,119	703	-

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71
The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023
Stock price at measurement date (in dollars)	$944	$689	$511
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%
Expected life	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%
Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.
b.Cash-settled share-based payment arrangements
The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023
Issuance of units (in thousands) (Note)	550	400
Grant date	March 1, 2024	March 1, 2023
Note:One unit of the right represents a right to the market value of one TSMC’s common share when vested.
The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.
The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Three Months Ended March 31
	2026	2025
	2023 Plan	2023 Plan	2022 Plan
Stock price at measurement date (in dollars)	$1,820	$952	$952
Expected price volatility	23.62%-30.61%	25.40%-31.02%	25.40%-31.02%
Residual life	1 year	1-2 years	1 year
Risk-free interest rate	1.39%	1.43%	1.39%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by
TSMC. As of March 31, 2026, December 31, 2025 and March 31, 2025, the liabilities under cash-
settled share-based payment arrangement amounted to NT$151,339 thousand, NT$330,836 thousand and NT$101,908 thousand, respectively.
27. ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2026	2025

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$151,370,802	$161,648,245
Recognized in operating expenses	11,921,571	11,351,218
Recognized in other operating income and expenses	20,232	5,464

	$163,312,605	$173,004,927

b.Amortization of intangible assets

Recognized in cost of revenue	$1,263,376	$1,410,729
Recognized in operating expenses	874,456	723,423

	$2,137,832	$2,134,152

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,758,452	$1,614,682
Defined benefit plans	58,318	62,057
	1,816,770	1,676,739
Share-based payments
Equity-settled	113,979	455,241
Cash-settled	287,174	69,962
	401,153	525,203
Other employee benefits	118,077,916	86,097,562

	$120,295,839	$88,299,504

Employee benefits expense summarized by function
Recognized in cost of revenue	$71,900,074	$48,006,765
Recognized in operating expenses	48,395,765	40,292,739

	$120,295,839	$88,299,504
According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively (among which not less than 30% as profit sharing bonuses to entry-level employees).

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended March 31
	2026	2025

Profit sharing bonus to employees	$34,348,790	$21,693,850
TSMC’s accrued profit sharing bonus to employees and compensation to directors 2025 and 2024 are illustrated below:

	Years Ended December 31
	2025	2024

Profit sharing bonus to employees	$103,072,958	$70,296,283
Compensation to directors	$156,305	$358,989
There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2025 and 2024, respectively.
The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.
28. GOVERNMENT GRANTS
Subsidiaries such as TSMC Arizona, ESMC, JASM and TSMC Nanjing received subsidies from the governments of the United States, Germany, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment, as well as partial costs and expenses incurred from plant construction and production. For the three months ended March 31, 2026 and 2025, the Company received a total of NT$505,000 thousand and
NT$35,149,257 thousand as government grants, respectively.
The aforementioned subsidiaries have signed grant agreements with the local government. The agreements include the construction timelines and other conditions that must be complied with. TSMC Arizona is also eligible to apply for a 25% investment credit for its qualified investments. Furthermore, in line with revisions to relevant regulations, effective January 1, 2026, the credit percentage will be increased to 35%
of the qualified investments.
29. CASH FLOW INFORMATION
a.Non-cash transactions

	Three Months Ended March 31
	2026	2025

Additions of property, plant and equipment	$414,530,014	$323,484,279
Changes in other receivables	1,046,069	2,326,950
Exchange of assets	(140,129)	-
Changes in payables to contractors and equipment suppliers	(65,169,539)	(2,415,721)
Changes in accrued expenses and other current liabilities	3,157,852	9,896,169
Capitalized interests	(2,661,468)	(2,464,947)

Payments for acquisition of property, plant and equipment	$350,762,799	$330,826,730

b.Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2026	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of March 31, 2026

Bonds payable	$992,033,491	$12,382,426	$10,191,015	$95,459	$1,014,702,391

			Non-cash Changes
	Balance as of January 1, 2025	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of March 31, 2025

Bonds payable	$983,752,385	$16,179,754	$7,615,641	$100,287	$1,007,648,067
Note:Other changes include amortization of bonds payable.
30. FINANCIAL INSTRUMENTS
a.Categories of financial instruments

	March 31, 2026	December 31, 2025	March 31, 2025

Financial assets
FVTPL	$15,587,700	$15,132,328	$15,539,669
FVTOCI (Note 1)	212,674,248	192,184,953	205,919,820
Hedging financial assets	11,578	-	-
Amortized cost (Note 2)	3,767,122,443	3,368,760,773	2,973,250,822

	$3,995,395,969	$3,576,078,054	$3,194,710,311

Financial liabilities
FVTPL	$3,076,876	$3,083,883	$2,069,289
Hedging financial liabilities	-	817	3,462
Amortized cost (Note 3)	2,076,717,390	1,974,710,221	2,019,207,007

	$2,079,794,266	$1,977,794,921	$2,021,279,758
Note 1:Including notes and accounts receivable (net), equity and debt investments.
Note 2:Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables from related parties, other financial assets, refundable deposits and temporary payments (including those classified under other noncurrent assets).
Note 3:Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.
b.Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.
c.Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.
Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency bank loans and bank deposits, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the three months ended March 31, 2026 and 2025, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$576,921 thousand and NT$889,382 thousand ,respectively, after taking into account hedges and offsetting positions.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold.
Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,385,342 thousand and NT$4,476,317 thousand for the  three months ended March 31, 2026 and 2025, respectively.
The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.
The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Other price risk
The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,246,583 thousand and
NT$1,238,824 thousand for the three months ended March 31, 2026 and 2025, respectively, and the other comprehensive income would have decreased by NT$1,230,160 thousand and NT$986,946 thousand for the three months ended March 31, 2026 and 2025, respectively.
d.Credit risk management
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.
Business related credit risk
The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.
As of March 31, 2026, December 31, 2025 and March 31, 2025, the Company’s ten largest customers accounted for 84%, 84% and 84% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
Financial credit risk
The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.
The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.
The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-
For the three months ended March 31, 2026 and 2025, the expected credit loss increased NT$21,050 thousand and decreased NT$6,086 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.
e.Liquidity risk management
The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2026

Non-derivative financial liabilities

Accounts payable (including related parties)	$99,856,058	$-	$-	$-	$99,856,058
Payables to contractors and equipment suppliers	243,926,716	-	-	-	243,926,716
Accrued expenses and other current liabilities	324,597,278	-	-	-	324,597,278
Bonds payable	174,342,361	307,007,510	211,345,461	517,593,230	1,210,288,562
Long-term bank loans	2,065,452	10,711,565	31,568,139	-	44,345,156
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,197,292	7,048,697	6,027,649	23,798,102	41,071,740
Others	-	25,568,225	5,499,331	8,040,359	39,107,915
	848,985,157	350,335,997	254,440,580	549,431,691	2,003,193,425

Derivative financial instruments

Forward exchange contracts
Outflows	205,732,428	-	-	-	205,732,428
Inflows	(202,968,093)	-	-	-	(202,968,093)
	2,764,335	-	-	-	2,764,335

	$851,749,492	$350,335,997	$254,440,580	$549,431,691	$2,005,957,760

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$84,330,325	$-	$-	$-	$84,330,325
Payables to contractors and equipment suppliers	177,730,306	-	-	-	177,730,306
Accrued expenses and other current liabilities	344,034,962	-	-	-	344,034,962
Bonds payable	155,291,157	310,496,642	209,405,344	512,306,851	1,187,499,994
Long-term bank loans	1,530,435	11,349,870	29,477,805	-	42,358,110
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,381,382	6,573,701	5,804,479	22,709,939	39,469,501
Others	-	35,208,665	6,060,461	8,333,478	49,602,604
	767,298,567	363,628,878	250,748,089	543,350,268	1,925,025,802

Derivative financial instruments

Forward exchange contracts
Outflows	279,876,485	-	-	-	279,876,485
Inflows	(276,880,302)	-	-	-	(276,880,302)
	2,996,183	-	-	-	2,996,183

	$770,294,750	$363,628,878	$250,748,089	$543,350,268	$1,928,021,985

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$76,853,628	$-	$-	$-	$76,853,628
Payables to contractors and equipment suppliers	199,087,045	-	-	-	199,087,045
Accrued expenses and other current liabilities	367,308,567	-	-	-	367,308,567
Bonds payable	79,180,865	355,977,247	199,574,108	586,060,547	1,220,792,767
Long-term bank loans	2,708,527	5,353,088	25,472,236	8,909,136	42,442,987
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,628,656	5,695,999	4,924,098	21,291,773	35,540,526
Others	-	82,046,217	10,904,756	-	92,950,973
	728,767,288	449,072,551	240,875,198	616,261,456	2,034,976,493

Derivative financial instruments

Forward exchange contracts
Outflows	$231,869,244	$-	$-	$-	$231,869,244
Inflows	(229,561,459)	-	-	-	(229,561,459)
	2,307,785	-	-	-	2,307,785

	$731,075,073	$449,072,551	$240,875,198	$616,261,456	$2,037,284,278
Note:Information about the maturity analysis for lease liabilities more than 5 years:
(Continued)

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

March 31, 2026

Lease liabilities	$11,470,745	$7,919,574	$4,237,076	$170,707	$23,798,102

December 31, 2025

Lease liabilities	$10,974,203	$7,513,615	$4,002,476	$219,645	$22,709,939

March 31, 2025

Lease liabilities	$10,446,365	$7,023,891	$3,679,414	$142,103	$21,291,773
f.Fair value of financial instruments
1)Fair value measurements recognized in the consolidated balance sheets
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.
2)Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Convertible preferred stocks	$-	$-	$13,877,152	$13,877,152
Mutual funds	-	-	1,576,884	1,576,884
Simple agreement for future equity	-	-	128,256	128,256
Forward exchange contracts	-	5,408	-	5,408
	$-	$5,408	$15,582,292	$15,587,700
Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$-	$102,384,998	$-	$102,384,998
Agency mortgage-backed securities	-	50,999,655	-	50,999,655
Government bonds/Agency bonds	27,840,097	126,401	-	27,966,498
Asset-backed securities	-	7,874,285	-	7,874,285

(Concluded)

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Investments in equity instruments
Non-publicly traded equity investments	$-	$-	$9,704,803	$9,704,803
Publicly traded stocks	5,672,196	-	-	5,672,196
Notes and accounts receivable, net	-	8,071,813	-	8,071,813
	$33,512,293	$169,457,152	$9,704,803	$212,674,248
Hedging financial assets

Fair value hedges
Interest rate futures contracts	$11,578	$-	$-	$11,578

Financial liabilities at FVTPL

Forward exchange contracts	$-	$3,076,876	$-	$3,076,876

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Convertible preferred stocks	$-	$-	$13,608,819	$13,608,819
Mutual funds	-	-	1,297,533	1,297,533
Simple agreement for future equity	-	-	125,776	125,776
Forward exchange contracts	-	100,200	-	100,200
	$-	$100,200	$15,032,128	$15,132,328
Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$-	$88,636,098	$-	$88,636,098
Agency mortgage-backed securities	-	49,150,771	-	49,150,771
Government bonds/Agency bonds	25,437,560	-	-	25,437,560
Asset-backed securities	-	8,512,188	-	8,512,188
Investments in equity instruments
Non-publicly traded equity investments	-	-	8,797,170	8,797,170
Publicly traded stocks	3,956,073	-	-	3,956,073
Notes and accounts receivable, net	-	7,695,093	-	7,695,093
	$29,393,633	$153,994,150	$8,797,170	$192,184,953
Financial liabilities at FVTPL
Forward exchange contracts	$-	$3,083,883	$-	$3,083,883
Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$817	$-	$-	$817

	March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Convertible preferred stocks	$-	$-	$14,370,972	$14,370,972
Mutual funds	-	-	981,508	981,508
Simple agreement for future equity	-	-	132,820	132,820
Forward exchange contracts	-	54,369	-	54,369
	$-	$54,369	$15,485,300	$15,539,669
Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$-	$98,352,454	$-	$98,352,454
Agency mortgage-backed securities	-	51,252,453	-	51,252,453
Government bonds/Agency bonds	25,471,792	229,479	-	25,701,271
Asset-backed securities	-	10,622,969	-	10,622,969
Investments in equity instruments
Non-publicly traded equity investments	-	-	8,337,662	8,337,662
Publicly traded stocks	3,999,164	-	-	3,999,164
Notes and accounts receivable, net	-	7,653,847	-	7,653,847
	$29,470,956	$168,111,202	$8,337,662	$205,919,820
Financial liabilities at FVTPL
Forward exchange contracts	$-	$2,069,289	$-	$2,069,289
Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$3,462	$-	$-	$3,462
Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the three months ended
March 31, 2026 and 2025 are as follows:

	Three Months Ended March 31
	2026	2025

Balance, beginning of period	$23,829,298	$23,022,726
Additions	294,325	241,385
Recognized in profit or loss	50,482	21,700
Recognized in other comprehensive income or loss	1,053,960	240,879
Disposals and proceeds from return of capital of investments	(402,442)	(1,112)
Effect of exchange rate changes	461,472	297,384

Balance, end of period	$25,287,095	$23,822,962
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:
•The fair values of debt investments designated at FVTOCI are determined by market prices provided by third party pricing services, or measured using inputs that are observable either directly or indirectly.
•The fair values of forward exchange contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.
Valuation techniques and assumptions used in Level 3 fair value measurement
The fair values of financial assets at FVTPL and non-publicly traded equity investments are mainly determined by using the asset approach, income approach or market approach.
The asset approach takes into account the net asset value measured at the fair value. On March 31,
2026, December 31, 2025 and March 31, 2025, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$67,361 thousand, NT$64,123 thousand and NT$59,454 thousand, respectively, if discounts for lack of marketability increase by 1%.
The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On March 31, 2026,
December 31, 2025 and March 31, 2025, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 8.8%, 8.9% and 8.8%, respectively and discount for lack of marketability of 20%. With other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$1,912,859 thousand, NT$1,812,408 thousand and NT$586,129 thousand, respectively; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$141,912 thousand, NT$133,626 thousand and NT$155,838 thousand, respectively.
For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.
3)Fair value of financial instruments that are not measured at fair value
Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	March 31, 2026
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$252,264,441	$-	$252,166,113	$252,166,113
Government bonds/Agency bonds	4,299,402	4,330,500	-	4,330,500

	$256,563,843	$4,330,500	$252,166,113	$256,496,613

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$1,014,702,391	$-	$958,345,421	$958,345,421

	December 31, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$231,239,832	$-	$232,259,166	$232,259,166
Government bonds/Agency bonds	4,213,491	4,284,607	-	4,284,607

	$235,453,323	$4,284,607	$232,259,166	$236,543,773

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$992,033,491	$-	$939,475,287	$939,475,287

	March 31, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$200,037,909	$-	$200,927,445	$200,927,445
Commercial paper	12,023,396	-	12,035,073	12,035,073
Government bonds/Agency bonds	4,440,747	4,473,583	-	4,473,583

	$216,502,052	$4,473,583	$212,962,518	$217,436,101
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$1,007,648,067	$-	$930,273,718	$930,273,718
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and liabilities at amortized cost are determined by market prices provided by third party pricing services, or measured using inputs that are observable either directly or indirectly.
31. RELATED PARTY TRANSACTIONS
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of
TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.Related party name and categories

Related Party Name	Related Party Categories

GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties
b.Net revenue

		Three Months Ended March 31
		2026	2025

Item	Related Party Categories

Sales revenue	Associates	$12,704,466	$7,736,472
c.Purchases

	Three Months Ended March 31
	2026	2025

Related Party Categories

Associates	$1,499,852	$1,062,416
d.Receivables from related parties

		March 31, 2026	December 31, 2025	March 31, 2025

Item	Related Party Name

Receivables from related parties	GUC	$3,756,641	$1,651,010	$1,092,244
	VIS	1,400,103	945,224	1,028,233
	Others	105,614	143,266	146,575

		$5,262,358	$2,739,500	$2,267,052

Other receivables from related parties	SSMC	$933,087	$307	$252
	VIS	751,731	267,808	-

		$1,684,818	$268,115	$252

e.Payables to related parties

		March 31, 2026	December 31, 2025	March 31, 2025

Item	Related Party Name

Payables to related parties	Xintec	$1,081,709	$1,298,672	$808,463
	SSMC	614,258	374,088	314,804
	Others	104,958	105,970	93,077

		$1,800,925	$1,778,730	$1,216,344
f.Accrued expenses and other current liabilities

		March 31, 2026	December 31, 2025	March 31, 2025

Item	Related Party Categories

Temporary receipts	Associates	$839,964	$638,804	$4,380,204
g.Others

		Three Months Ended March 31
		2026	2025

Item	Related Party Categories

Manufacturing expenses	Associates	$1,422,849	$1,062,424
The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.
The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.
h.Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Three Months Ended March 31
	2026	2025

Short-term employee benefits	$2,287,495	$1,441,279
Post-employment benefits	719	1,001
Share-based payments	78,751	452,154

	$2,366,965	$1,894,434

The compensation to directors and other key management personnel were determined by the
Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.
32. PLEDGED ASSETS
The Company provided negotiable certificates of deposit and time deposits recorded in other financial assets as collateral mainly for court deposit and building lease agreements. As of March 31, 2026,
December 31, 2025 and March 31, 2025, the aforementioned other financial assets amounted to
NT$381,920 thousand, NT$129,385 thousand and NT$134,029 thousand, respectively.
33. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:
a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C.
Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided
TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.
b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30,
1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in
Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-
off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V.
purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the
Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.
c.In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”)
filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for
the Eastern District of Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025 and the lawsuit in the Eastern District Court for Texas was statutorily stayed on April 23, 2025 pending the ITC investigation. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.
d.TSMC entered into long-term purchase agreements of materials and supplies, manufacturing services and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.
e.TSMC entered into long-term purchase agreement of equipment and maintenance service. The relative fulfillment period, quantity and price are specified in the agreement.
f.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.
g.Amounts available under unused letters of credit as of March 31, 2026, December 31, 2025  and
March 31, 2025 were NT$447,293 thousand, NT$438,643 thousand and NT$496,415 thousand, respectively.

h.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and apply for subsidy. As of March 31, 2026, December 31, 2025  and
March 31, 2025, the aforementioned guarantee amounted to NT$24,039,125 thousand, NT$23,375,215 thousand, and NT$8,687,244 thousand, respectively.
34. SIGNIFICANT LOSS FROM DISASTER
In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the first quarter of 2025, the Company recognized related earthquake losses to be approximately NT$5.3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.
On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.
35. EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND
LIABILITIES
The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

March 31, 2026

Financial assets

Monetary items
USD	$19,033,768	32.064	$610,298,727
EUR	1,689,308	36.768	62,112,489
JPY	191,452,342	0.2012	38,520,211

Financial liabilities

Monetary items
USD	12,548,938	32.064	402,369,135
EUR	1,609,695	36.768	59,185,260
JPY	181,252,720	0.2012	36,468,047

December 31, 2025

Financial assets

Monetary items
USD	20,847,509	31.444	655,529,057
EUR	1,110,573	37.003	41,094,543
JPY	132,541,455	0.2013	26,680,595
			(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$12,688,419	31.444	$398,974,654
EUR	1,016,157	37.003	37,600,861
JPY	131,018,646	0.2013	26,374,053

March 31, 2025

Financial assets

Monetary items
USD	20,280,414	33.205	673,411,158
EUR	795,560	35.928	28,582,881
JPY	143,636,004	0.2214	31,801,011

Financial liabilities

Monetary items
USD	14,011,933	33.205	465,266,251
EUR	937,784	35.928	33,692,689
JPY	147,104,858	0.2214	32,569,016

			(Concluded)
Note 1:Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.
Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2026 and 2025, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the
Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.
36. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:
a.Financings provided: See Table 1 attached;
b.Endorsement/guarantee provided: See Table 2 attached;
c.Marketable securities held (excluding investments in subsidiaries and associates): there are no significant securities that need to be listed separately;
d.Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital:
See Table 3 attached;

e.Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital:
See Table 4 attached;
f.Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 5 attached;
g.Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 6 attached;
h.Information on investment in mainland China
1)The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 7 attached.
2)Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 5 attached.
37. OPERATING SEGMENTS INFORMATION
TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment.
The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED FOR THE THREE MONTHS ENDED MARCH 31, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)	Ending Balance (Foreign Currencies in Thousands) (Note 3)	Amount Actually Drawn (Foreign Currencies in Thousands)	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
													Item	Value
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$15,787,560	$11,144,160	$11,144,160	1.50%	The need for short-term financing	$-	Operating capital	$-	-	$-	$129,569,624	$129,569,624
					(RMB3,400,000)	(RMB2,400,000)	(RMB2,400,000)
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes	3,847,680	3,847,680	2,885,760	-	The need for short-term financing	-	Operating capital	-	-	-	34,462,953	34,462,953
					(US$ 120,000)	(US$ 120,000)	(US$ 90,000)

Note 1:The aggregate amount available for lending to TSMC Nanjing from TSMC China and the aggregate amount of lending from TSMC China shall not exceed the net worth of TSMC China.

Note 2:The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 3:The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED FOR THE THREE MONTHS ENDED MARCH 31, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Note 1)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 2)	Ending Balance (Foreign Currencies in Thousands) (Note 2)	Amount Actually Drawn (US$ in Thousands)	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$2,356,384,101	$2,668,151	$2,668,151	$2,668,151	$-	0.05%	$2,356,384,101	Yes	No	No
					(US$ 83,213)	(US$ 83,213)	(US$ 83,213)
		TSMC Global	Subsidiary	2,356,384,101	208,416,000	208,416,000	208,416,000	-	3.54%	2,356,384,101	Yes	No	No
					(US$ 6,500,000)	(US$ 6,500,000)	(US$ 6,500,000)
		TSMC Arizona	Subsidiary	2,356,384,101	480,669,372	480,669,372	350,410,398	-	8.16%	2,356,384,101	Yes	No	No
					(US$ 14,990,936)	(US$ 14,990,936)	(US$ 10,928,468)

Note 1:TSMC's individual endorsement/guarantee limits for TSMC North America, TSMC Global, and TSMC Arizona, as well as the total external endorsement/guarantee limits for TSMC and its subsidiaries, shall not exceed forty percent
(40%) of TSMC’s net worth.

Note 2:The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$863,512,267	77	Net 30 days from invoice date (Note)	-	-	$285,255,389	85
	JASM	Subsidiary	Sales	495,544	-	Net 30 days from the end of the month of when invoice is issued	-	-	484,985	-
	GUC	Associate	Sales	2,233,905	-	Net 30 days from invoice date	-	-	299,025	-
	VIS	Associate	Sales	647,952	-	Net 30 days from the end of the month of when invoice is issued	-	-	1,400,104	-
	TSMC Arizona	Subsidiary	Purchases	38,749,910	42	Net 30 days from the end of the month of when invoice is issued	-	-	(14,038,018)	12
	TSMC Nanjing	Subsidiary	Purchases	21,031,620	23	Net 30 days from the end of the month of when invoice is issued	-	-	(6,788,965)	6
	TSMC China	Subsidiary	Purchases	6,835,064	7	Net 30 days from the end of the month of when invoice is issued	-	-	(2,487,330)	2
	TSMC Washington	Indirect subsidiary	Purchases	1,815,459	2	Net 30 days from the end of the month of when invoice is issued	-	-	(554,879)	-
	SSMC	Associate	Purchases	1,277,528	1	Net 30 days from the end of the month of when invoice is issued	-	-	(614,258)	1
	VIS	Associate	Purchases	222,324	-	Net 30 days from the end of the month of when invoice is issued	-	-	(81,799)	-

TSMC North America	GUC	Associate of TSMC	Sales	9,692,577	1	Net 30 days from invoice date	-	-	3,457,617	1
				(US$306,805)					(US$107,835)

Note:The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL March 31, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$289,716,664	26	$-	-	$-	$-
	JASM	Subsidiary	485,006	Note 2	-	-	-	-
	VIS	Associate	2,151,835	Note 2	-	-	-	-
	SSMC	Associate	998,430	Note 2	-	-	-	-
	GUC	Associate	299,025	14	-	-	-	-

TSMC North America	GUC	Associate of TSMC	3,457,617	22	-	-	-	-
			(US$ 107,835)

TSMC Europe	TSMC	Parent company	101,999	Note 2	-	-	-	-
			(EUR 2,774)

TSMC JDC	TSMC	Parent company	133,751	Note 2	-	-	-	-
			(JPY 664,766)

TSMC China	TSMC	Parent company	2,487,330	31	-	-	-	-
			(RMB 535,671)
	TSMC Nanjing	The same parent company	11,196,871	Note 2	-	-	-	-
			(RMB 2,411,352)

TSMC Nanjing	TSMC	Parent company	6,788,965	21	-	-	-	-
			(RMB 1,462,071)

TSMC Arizona	TSMC	Parent company	14,038,018	27	-	-	-	-
			(US$ 437,812)

TSMC Technology	TSMC	The ultimate parent of the Company	972,121	Note 2	-	-	-	-
			(US$ 30,318)

TSMC Development	TSMC Washington	Subsidiary	2,885,760	Note 2	-	-	-	-
			(US$ 90,000)

TSMC Washington	TSMC	The ultimate parent of the Company	554,879	28	-	-	-	-
			(US$ 17,305)
Note 1:The calculation of turnover days excludes other receivables from related parties.
Note 2:The ending balance is primarily consisted of royalty receivables and other receivables, which is not applicable for the calculation of turnover days.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS FOR THE THREE MONTHS ENDED MARCH 31, 2026 (Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Sales revenue	$863,512,267	－	76%
				Receivables from related parties	285,255,389	－	3%
				Accrued expenses and other current liabilities	73,300,725	－	1%
		TSMC Nanjing	1	Purchases	21,031,620	－	2%
		TSMC Arizona	1	Purchases	38,749,910	－	3%

Note 1:No. 1 represents the transactions from parent company to subsidiary.
Note 2:The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2026			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2026 (Foreign Currencies in Thousands)	December 31, 2025 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$1,285,638,909	$1,178,213,709	40	100	$1,501,555,620	$15,951,199	$15,951,199	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	759,561,260	672,616,510	24,000	100	762,123,304	18,807,633	16,909,276	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130	31,456,130	988,268	100	79,027,513	386,617	386,617	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	68,384,148	68,384,148	3,011	73	48,849,998	951,388	691,183	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	38,221,667	38,221,667	805	70	39,030,970	(278,113)	(194,679)	Subsidiary
	VIS	Hsinchu, Taiwan	Manufacturing, sales, packaging, testing and computer- aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	13,919,430	13,919,430	506,709	28	19,193,955	2,246,078	617,571	Associate
	VisEra Tech	Hsinchu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082	4,224,082	213,619	67	12,244,267	475,899	297,289	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028	5,120,028	314	39	11,136,415	866,547	336,133	Associate
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and other semiconductor devices	333,718	333,718	11,000	100	9,059,100	114,082	114,082	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317	1,988,317	111,282	41	4,645,631	384,417	157,650	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	2,878,378	3,014,372	-	99.9	4,617,329	4,814	4,809	Subsidiary
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	2,789,361	1,646,240	573,550	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356	1,144,356	49	100	1,523,066	21,754	21,754	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749	15,749	-	100	778,075	15,652	15,652	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680	410,680	15	100	447,251	14,197	14,197	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760	83,760	6	100	131,703	2,626	2,626	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656	13,656	80	100	42,776	169	169	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investing in companies involved in semiconductor manufacturing	18,819,606	18,819,606	-	100	39,148,275	(79,014)	Note 2	Subsidiary
				(US$ 586,939)	(US$ 586,939)			(US$ 1,220,942)	(US$ (2,501))
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	457,939	457,939	-	100	1,996,699	46,567	Note 2	Subsidiary
				(US$ 14,282)	(US$ 14,282)			(US$ 62,272)	(US$ 1,474)
	TSMC Canada	Ontario, Canada	Engineering support activities	73,747	73,747	2,300	100	487,977	14,249	Note 2	Subsidiary
				(US$ 2,300)	(US$ 2,300)			(US$ 15,219)	(US$ 451)

TSMC Development	TSMC Washington	Washington, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	-	-	293,637	100	4,465,673	(192,884)	Note 2	Subsidiary
								(US$ 139,274)	(US$ (6,105))
Note 1:The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA FOR THE THREE MONTHS ENDED MARCH 31, 2026 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2026 (US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2026 (US$ in Thousands)	Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of March 31, 2026	Accumulated Inward Remittance of Earnings as of March 31, 2026
					Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer- aided design of integrated circuits and other semiconductor devices	$18,939,667	(Note 1)	$18,939,667	$-	$-	$18,939,667	$2,825,328	100%	$2,842,661	$129,346,799	$-
		(RMB4,502,080)		(US$ 596,000)			(US$ 596,000)			(Note 2)

TSMC Nanjing	Manufacturing, sales, testing and computer- aided design of integrated circuits and other semiconductor devices	30,521,412	(Note 1)	30,521,412	-	-	30,521,412	7,589,124	100%	7,593,489	158,058,509	-
		(RMB6,650,119)		(US$ 1,000,000)			(US$ 1,000,000)			(Note 2)

Accumulated Investment in Mainland China as of March 31, 2026 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079	$ 119,412,667	$ 3,559,433,353
(US$ 1,596,000)	(US$ 3,596,000)	(Note 3)

Note 1:TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.
Note 2:Amount was recognized based on the reviewed financial statements.
Note 3:The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.